                          Filed by CNET Networks, Inc.
             Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                     of the Securities Exchange Act of 1934

                      Subject Company: CNET Networks, Inc.
                         Commission File No. 000-20939


                                 CNET NETWORKS

                       Shelby Bonnie - CEO, CNET Networks

                          Dan Rosensweig - CEO, ZDNET

                             SAFE HARBOR STATEMENT

o This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ materially.

o Statements regarding the expected date of completion of the transaction are subject to the risk that the closing conditions will not be satisfied, including the risk that Ziff-Davis will not complete the spin-off of its events business, that regulatory approvals will not be obtained or that the stockholders of CNET will not approve the merger.

o Statements regarding the expected benefits of the transaction and the company's expected revenues, expenses, EBITDA and EBITDA margins, synergies and other performance objectives are subject to the following risks: that expected synergies will not be achieved; that that businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on the company's pricing and need for marketing; the inability to establish or renew relationships with commerce, advertising, marketing, technology, and content providers, and to the general risks associated with the companies' businesses. For risks about CNET's business see its Form 10-K for the year-ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K, and for risks about Ziff-Davis's business, see its Form 10-K for the year-ended December 31, 1999 and subsequent Forms 10-Q and Forms 8-K, as well as its definitive proxy statement dated February 7, 2000 and other SEC filings.

o Investors and security holders are urged to read the joint proxy statement/prospectus regarding the merger when it becomes available because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by CNET and Ziff-Davis. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by CNET and Ziff-Davis at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the parties.



                                                                   CNET NETWORKS

                                  OUR MISSION

                  To create trusted information platforms that
                   connect buyers, sellers and suppliers, and
                      enable more efficient marketplaces.


                                                                   CNET NETWORKS

                         CONNECTING BUYERS AND SELLERS



                                  [FLOWCHART]



                    News and Opinion                                       Marketplace
BUYERS              product Info                  CNET Networks            Product Database              SELLERS
                    Product Reviews                                        Coupons & Rebates
                    User Feedback                                          Product Videos
                    Pricing & Availability                                 User Behavior


                         DEMAND                                                  SUPPLY
                 ----------------------                                   --------------------




                                                                   CNET NETWORKS

                              TRANSACTION OVERVIEW

                    CNET NETWORKS TO ACQUIRE ZDNET FOR $1.6B

o  CNET Networks to issue ~ 50m shares
    -  0.59 CNET shares per ZDNET share
    -  0.34 CNET shares per Ziff Davis share

o  CNET Networks will acquire
    -  ZDNet.com
    -  Computer Shopper Magazine & Computer Shopper.com
    -  SmartPlanet
    -  10% interest in Red Herring
    -  Other investments in public and private companies

o  ZD events business, Key3Media, will be spun-off prior to closing
    -  Financing commitments in place
    -  $2.50 cash dividend to ZD shareholders to be funded with proceeds


                                                                   CNET NETWORKS

                    TRANSACTION EXPECTED TO CLOSE IN 4Q 2000

o  Need approval of CNET Networks and ZD/ZDNET shareholders
    - CNET insiders, owning 22% of shares outstanding, have agreed to vote in favor of the transaction
    - Softbank, owning a majority of the ZD/ZDNET shares outstanding, has agreed to vote in favor of the transaction

o  Need Hart-Scott-Rodino and other approvals

o  ZD Media approval is not required


                                                                   CNET NETWORKS

                    APPROXIMATE SHARE OWNERSHIP AFTER CLOSE

                            Pro forma fully diluted
                          shares outstanding = 141.7m


                                  [PIE CHART]


          Others 61%
          Softbank 17%
          CNET Networks Insiders 15%
          Options under treasury method 7%



                                                                   CNET NETWORKS

                               COMPANY HIGHLIGHTS

                            CNET NETWORKS HIGHLIGHTS

o    Founded in 1992, publicly traded since 1996

o    Commerce platform developed in 1997

o    IT Supply Channel initiative launched in 4Q 1999

o    1999 revenue of $112m

o    Acquired mySimon in 1Q 2000

o    Positive operating income in 1H 2000

o    More than 10m U.S. unique users*

o    Portfolio of ~$650m in cash, publicly traded stocks, private investments

o    Relationships with > 900 advertisers, merchants, and licensees

*Source:  Media Matrix, June 2000

                                ZDNET HIGHLIGHTS


o    Leading online presence since 1988, publicly traded since 1999

o    Global presence with web sites in 23 countries in 14 languages

o    Nearly 10 million U.S. unique users*

o    1999 revenue of $104m

o    8 consecutive quarters of profitability

o    Relationships with > 600 advertisers & merchants


*Source:  Media Matrix, June 2000

                              THE COMBINED ENTITY

                    A MULTI-BRANDED, MULTI-MEDIA POWERHOUSE


                                                                   CNET NETWORKS

[CNET LOGO]                                                        [ZD NET LOGO]

                                 GLOBAL LEADER

o    Leading provider of technology information

o    Operations in 23 countries & in 16 languages

o    Top 10 U.S. Web Property

o    Trusted brands

o    Multi-platform media company

o    Multiple commerce platforms

o    Profitable

o    Veteran management


                                                                   CNET NETWORKS

                   LEADING PROVIDER OF TECHNOLOGY INFORMATION

o  30,000,000 page views per day

  o  20,000,000 subscriptions to different email lists

    o  300,000 products with information, pricing and availability

      o  20,000 expert reviews of technology products

        o  80 technology related news stories each day

          o  Clear #1 in the most important category - CNET NETWORKS


                                                                   CNET NETWORKS

                UNMATCHED GLOBAL NETWORK OF TECHNOLOGY WEB SITES

            [MAP of world depicting the following regions/countries
                    with a ZDNET or CNET Networks presence:

                    USA                           South Africa
                    Pan Latin America             Russia
                    UK                            Korea
                    France                        China
                    Netherlands                   Japan
                    Belgium                       India
                    Germany                       Hong Kong
                    Spain                         Thailand
                    Switzerland                   Malaysia
                    Portugal                      Singapore
                    Italy                         Australia
                    Turkey

             #1 in the U.S., UK, France, Germany, Canada and Japan



                                                                   CNET NETWORKS

                            TOP 10 U.S. WEB PROPERTY

                             MEDIA METRIX, MAY 2000


                                                    UNIQUE
                                                    USERS    REACH
                                                    ------   -----

1   AOL Networks                                     59.2     76%
2   Microsoft Sites                                  49.3     63%
3   Yahoo Sites                                      48.9     62%
4   Lycos                                            32.5     42%
5   Excite@Home                                      28.8     37%
6   Go Network                                       23.1     30%
7   About.com                                        17.9     23%
8   CNETNETWORKS                                     16.6     22%
9   NBCi                                             15.0     19%
10  Amazon                                           14.3     18%

CNET Networks & ZDNET have 75% unduplicated users with the most desirable demographics.


                                                                   CNET NETWORKS

                            CNET NETWORKS RANKS WELL
                       AMONGST TOP U.S. WEB PROPERTIES IN
                                  REVENUE/USER


               Annualized 1Q-00 Advertising Revenue/Unique User*

                                   [BAR CHART]

                              AOL         -  ~$38
                              CNET
                              NETWORKS    -  ~$19
                              YAHOO       -  ~$19
                              EXCITE      -  ~$11
                              LYCOS       -  ~$ 9
                              NBCI        -  ~$ 8

*Based 1Q-00 revenues from each company's first quarter 2000 10Q and unique users as of May 2000


                                                                   CNET NETWORKS

                              [CNET NETWORKS LOGO]


[CNET.COM LOGO]                 [ZDNET.COM LOGO]            [MYSIMON LOGO]


            [ZDNET INTERNATIONAL LOGO]         [ZDNET GAMESPOT LOGO]


[TV.COM LOGO]             [CNET RADIO LOGO]           [CNET NEWS.COM LOGO]


[COMPUTER SHOPPER]        [SMARTPLANET LOGO]       [CDS CNET DATA SERVICES LOGO]



                                                                   CNET NETWORKS

                 TWO OF THE MOST PROFITABLE INTERNET COMPANIES




                                              FIRST HALF 2000 OPERATING RESULTS

                                                 CNET                PRO FORMA
       $m except per share                     NETWORKS     ZDNET      TOTAL
                                               --------    -------   ---------

       Revenue                                 $   97      $   73     $  170
       EBITA                                   $    7      $    9     $   16
       EBITA %                                      7%         12%         9%
       Pro forma net
       income/share                            $ 0.08      $ 0.11     $ 0.11


                                                                   CNET NETWORKS

                            VETERAN MANAGEMENT TEAM


Shelby Bonnie                       CEO, CNET Networks

Dan Rosensweig                      President, CNET Networks

Doug Woodrum                        CFO, CNET Networks

Richard Marino                      COO, CNET Networks

Barry Briggs                        President, ZDNET

Josh Goldman                        President, mySimon


                                                                   CNET NETWORKS

                       TOGETHER, THE BUSINESS GETS BETTER


                                                                   CNET NETWORKS

                     TECHNOLOGY MARKET IS HUGE AND GROWING

$1.4 Trillion Global
IT Spending in 2000
with an estimated 10-15%
annual growth*

o Opportunity is to capture additional dollars throughout all parts of the IT supply channel

o    Barely scratch the surface today

o    Together, our scale creates more opportunity

*Source:  Dataquest

                                                                   CNET NETWORKS

                             REVENUE OPPORTUNITIES

o Largely unduplicated user & advertiser bases create the opportunity to cross promote & cross sell

       -  75% unduplicated user base

       -  75% unduplicated advertiser base (of the top 25)

o    Combination creates new leverage for IT supply channel businesses

       -  Leverages ZDNET reseller relationships to promote CDS

       -  CDS will power ZDNET product databases

       -  Adds viewers to CMS coupons & rebates

o    Combination provides the scale to go after new opportunities

       -  IT Services

       -  Exchanges

       -  Help products & services

                                                                   CNET NETWORKS

                       COST SYNERGIES IDENTIFIED THUS FAR

o    2001 marketing budgets are ~$80-$90m

       -  Utilize cross network promotion

       -  Negotiate more favorable traffic deals

       -  Leverage all of our platforms

o    Plans to hire ~450 people between now and the end of 2001

       -  Reduce new hiring by at least 25%

o    Lower the cost of future growth

       -  International

       -  Product development


                                                                   CNET NETWORKS

                                KEY INITIATIVES

o    IT supply channel

       - CDS has > 90 web site licenses & the database contains > 300,000 products for 23 countries & in 16 languages

       -  CMS initiated its NetBate program in 2Q 2000

       -  Apollo provides a web-based application for CDS and more

o    Information & services for business users

       -  CNET Enterprise

       -  Webware.com

       -  ZDNET Business & Technology Channel



                                  CNET NETWORKS

o    Footprint expansion

       -  Wireless distribution

       -  International

       -  mySimon

o    Ad delivery innovation

       - Using data and profiling to deliver marketers' messages in a contextually relevant way

       -  Product specific marketing like coupons & rebates

       -  Direct marketing

       -  Broadband

       -  Wireless



                                                                   CNET NETWORKS

                            PRO FORMA OPERATING DATA

                                                                   CNET NETWORKS

                          ACCELERATING REVENUE GROWTH

Pro forma Revenue $m

                                  [BAR GRAPH]

                                  Plot Points

                                                  Annual
                                                  Growth
                            YRS: $                 Rate
                           1997  - $ 67
                           1998  - $114            70%
                           1999  - $216            91%
                           1H-99 - $ 88            94%
                           1H-00 - $170            95%




                                                                   CNET NETWORKS

                   AVERAGE DAILY PAGE VIEWS CONTINUE TO CLIMB

Pro forma Average Daily
Page Views in millions


                                  [BAR GRAPH]
                                                   Revenue per
                                                   1000 Pages
                         1Q-99  - 18.0
                         2Q-99  - 19.6                $26
                         3Q-99  - 21.5                $27
                         4Q-99  - 25.6                $31
                         1Q-00  - 30.1                $29
                         2Q-00  - 31.2                $31



                                                                   CNET NETWORKS

                      SCALABLE, SUSTAINABLE BUSINESS MODEL


                                                1Q-00*
                                            % OF REVENUES
                                               Long-Term


Revenue                                       100%     100%
Cost of Revenues                               38%     20%
   Gross margin                                62%     80%
SG&A                                           50%     35%
   EBITDA                                      17%     45%



*Proforma combined results excluding mySimon


                                                                   CNET NETWORKS

                              STRONG BALANCE SHEET


                                                     Pro Forma
                                                     ---------
Cash                                                   $ 339
Investments in publicly traded stocks                  $ 275
Investments in private companies                       $ 100
       Investment assets                               $ 714
Convertible debt                                       $(197)
       Net cash & investments                          $ 517


                                                                   CNET NETWORKS

                          IMPLIED PRO FORMA VALUATION


                                  [BAR GRAPH]     IMPLIED EBITDA MULTIPLE
                                                  -----------------------
                                                  is 28x
                                                  ------
                $4.3 Billion Total                $3.8B ENTERPRISE VALUE BASED
                 Market                           ON $135M EXPECTED 2001
                 Capitalization                   EBITDA, A 145% INCREASE
                                                  OVER EXPECTED 2000*

                                                  $517M IN NET INVESTMENTS

* Based on the sum of the average analysts' expectations for CNET Networks and ZDNET


                                                                   CNET NETWORKS

                               THE FUTURE IS OURS

o    Global leader in the tech category

o    Top 10 U.S. web property

o    Leading international presence

o    Increased scale & scope

o    Profitable

o    Strong balance sheet

                                                                   CNET NETWORKS

FURTHER INFORMATION ABOUT PROXY MATERIALS

Ziff-Davis and CNET will be filing with the SEC a proxy statement and other relevant documents concerning the merger. WE URGE INVESTORS TO READ THE PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. You may also inspect documents filed with the SEC by Ziff-Davis at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

CNET, Ziff-Davis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of CNET and Ziff-Davis in favor of the merger. The directors and executive officers of CNET and their beneficial ownership of CNET common stock are set forth in the proxy statement for the 2000 annual meeting of CNET. You may obtain that proxy statement free of charge at the SEC's website, www.sec.gov. The directors and executive officers of Ziff-Davis include the following: Eric Hippeau, Jason E. Chudnofsky, Daniel L. Rosensweig, Masayoshi Son, Ronald D. Fisher, Jonathan D. Lazarus and Jerry Yang. Collectively, as of January 31, 2000, the directors and executive officers of Ziff-Davis may be deemed to beneficially own 70.04% of the outstanding shares of ZD Common Stock and 10.48% of the outstanding shares of ZDNet Common Stock. Security holders of CNET and Ziff-Davis may obtain additional information regarding the interests of the foregoing people by reading the proxy statement / prospectus when it becomes available.